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                                    EXHIBIT 3
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PRESS RELEASE

             FUTUREMEDIA PLC RAISES $ 1.8 MILLION IN NEW INVESTMENT

  PRIVATE PLACEMENT TO STRENGTHEN BALANCE SHEET AND SUPPORT EXPANSION IN EUROPE

ARUNDEL, U.K., APRIL 23, 2003 -- E-Learning solutions provider Futuremedia PLC (Nasdaq: FMDAY) today announced it has completed a $1.8 million private placement of ordinary shares. The shares were placed with both existing and new shareholders.

The offering of 16,628,000 new shares was priced at $0.10 per share, which represents a premium of 11% over the market price of the shares at the time of completion, with an additional 2,250,000 new shares issued as a result of debt conversion.

Mr. Jan Vandamme, Chairman of the Board, commented: "Not only are we improving our balance sheet and taking all necessary steps to remain compliant with NASDAQ's listing requirements, but we expect the additional funding to allow us to move forward in those geographical areas of Europe where eLearning is most actively used - the United Kingdom and Scandinavia-, in order to ramp up our sales activities and achieve our profitability targets. Also, we expect these additional funds to allow us to speed up development of our third generation Learning Management System, which is already underway."

ABOUT FUTUREMEDIA PLC

Futuremedia PLC (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the U.K. and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Incorporated within its principal operation headquartered in the UK, Futuremedia's Professional Services team identify and specify client requirements and Futuremedia's Content Studio then design and develop custom content for clients' needs. The Futuremedia Library unit specifies and administers any content required from its comprehensive range of third party products. The Solstra Team deploy Futuremedia's own Learning Management System enabling training to be rapidly administered, delivered and progress tracked.

Futuremedia's customers include Royal Mail, Syngenta, BUPA and BT. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported.

Futuremedia can be found on the Web at http://www.futuremedia.co.uk.

"SAFE HARBOR" STATEMENT UNDER SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning the Company's financial performance and the performance of its products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the early stage of the e-learning market, the management of growth, the ability of the Company to

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continue to attract new funds if and when needed, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

CONTACT:

Media: Kay Phelps
Tel.: +44(0)1932-761 889
E-mail: kay.phelps@btinternet.com

Investor Relations: Mats Johansson
Tel.: +44(0) 1243-555 000
E-mail: ir@futuremedia.co.uk

IR: Annemieke Lommaert-Blondeel
Tel.:+44 1308 863871
E-mail: a.blondeel@dial.pipex.com


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